

November 27, 2012

Via E-mail
Stephen H. Murdock
Senior Vice President and Chief Financial Officer
Streamline Health Solutions, Inc.
1230 Peachtree Street NE, Suite 1000
Atlanta, GA 30309

> **Re: Streamline Health Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 13, 2012**
> **File No. 333-183899**

Dear Mr. Murdock:

We have limited our review of your registration statement to those issues we have addressed in our comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 11, 2012.

General

1.   We note that you are registering 6,729,724 shares of your common stock that underlie convertible preferred stock, warrants, and a convertible promissory note. Given the size of this offering relative to the number of your shares outstanding held by non-affiliates, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed secondary offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended. We may have further comments after reviewing your response. Refer to Question 612.09 of our Compliance and Disclosure Interpretations for Securities Act Rules available on our website.

2.   Please disclose the substance of your response to prior comment 2 in an appropriate part of your document. However, you should revise your computation of the total dollar value to use the market price for the underlying common stock on the date of the sale of each convertible. For example, when computing the value of the common stock underlying the convertible promissory note, you would use the price on December 7, 2011, which is the date that the note was sold.

3.   Please revise your response to prior comment 3 to include the convertible promissory note dated December 7, 2012 and disclose the substance of the revised response in your prospectus.

4.   Regarding your response to prior comment 4, please revise to provide the equivalent disclosure for the note held by IPP Holding Company and include the substance of your response in your prospectus.

5.   Please disclose the substance of your response to prior comment 5.

6.   Regarding your response to prior comment 6, please confirm that the table includes the proceeds paid or payable in the December 7, 2011 convertible promissory note transaction in all relevant columns. Further, with regard to column (F) and the notation "mod," confirm that the computation was not modified other than as specified in our comment. Finally, disclose the substance of your response to this comment.

7.   You state in response to prior comment 7 that there have been no transactions prior to August 16, 2012. Please confirm that there have been no transactions after that date except as disclosed in your prospectus and disclose the substance of your response to prior comment 7 in your prospectus.

8.   Please disclose the substance of your response to prior comment 8.

9.   Please tell us where in your Form S-3, including the documents that you incorporate by reference, you filed the employment and consulting agreements with Messrs. Skrinska and Seefeld, as well as the agreement with Allen Moseley.

10. Please disclose the substance of your response to prior comment 11

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
      John Gambaccini, Esq.
      Womble Carlyle Sandridge & Rice, LLP